16003009

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 18 2016

Washington DC
409

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SEC FILE NUMBER
8- 48306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PETERSEN INVESTMENTS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1959 HIGHWAY 34
(No. and Street)

WALL	NJ	07719
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BERTRAM RILEY JR 732-528-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KUTZ & KUTZ CPA PC
(Name – *if individual, state last, first, middle name*)

475 NORTHERN BLVD STE 26	GREAT NECK	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, BERTRAM RILEY JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PETERSEN INVESTMENTS INC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

KRISHA ANNE ASHTON
Notary Public
State of New Jersey
My Commission Expires Mar. 12, 2020
I.D.# 2451906

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETERSEN INVESTMENTS, INC.

Statement of Financial Position

December 31, 2015

(With Independent Auditors Report Thereon)

PETERSEN INVESTMENTS, INC.

DECEMBER 31, 2015

INDEX

Kutz & Kutz, CPA, P.C.
Certified Public Accountants

475 Northern Blvd - Suite 26
Great Neck, NY 11021
Telephone (516) 482-1158
Fax (516) 829-5312
Email kutz.cpa@verizon.net

Accountants and Advisors

Andrew B. Kutz CPA
Paul J. Kutz CPA MS CFP

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Petersen Investments, Inc.

We have audited the accompanying statement of financial condition of Petersen Investments, Inc. as of December 31, 2015 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Petersen Investments Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petersen Investments, Inc. at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Kutz & Kutz CPAs PC

Kutz & Kutz
Certified Public Accountants PC
Great Neck, NY
January 27, 2016

PETERSEN INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	8,660
Deposit with clearing broker (cash) (Note 8)		100,000
Receivable from clearing broker (Note 8)		367,893
Property and equipment (net of depreciation and amortization) (Note 6)		66,889
Deposits receivable		7,094
Prepaid expenses and other assets		73,907
TOTAL ASSETS	$	624,443

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and accrued expenses		306,152
Chattel note payable		26,532
Other liabilities		22,560
Total Liabilities		355,244
Commitments and contingent liabilities (Note 7)		-
Stockholder's equity		
Common stock, no par value, authorized 2,500 shares, issued and outstanding 100 shares		3,680
Additional paid in capital		483,958
Retained earnings (deficit)		(218,439)
Total Stockholder's Equity		269,199
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	624,443

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

PETERSEN INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Petersen Investments, Inc. (the "Company") a New Jersey corporation is registered as a broker - dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

During October 2008, 100% of ownership of the Company was transferred to the Riley Family Trust.

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing broker/dealer who carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker/dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years. The cost of leasehold improvements is amortized over the length of the underlying lease. Depreciation is computed on a straight line basis for financial reporting purposes and an accelerated basis for income tax purposes. Leasehold improvements are amortized in accordance with Internal Revenue Service regulations for income tax purposes.

Fair Value of Financial Instruments

Financial instruments including receivable and payable from/to clearing broker, accounts payable and accrued expenses and taxes payable, are carried at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Revenue Recognition

Securities transactions and related income and expenses are recorded on a settlement date basis. Commission revenues are recorded on a settlement date basis which does not have a material effect on reported revenues and expenses.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations.

Comprehensive Income

Effective January 1, 1999 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash at December 31, 2015 included the following:

Cash in bank	$7,904
Pro-checking money market at clearing broker	756
	$8,660

NOTE 4 - PROVISION FOR STATE AND LOCAL INCOME TAXES

The Company elected "S Corporation" status with the Internal Revenue Service commencing in 1981, New Jersey State taxing authorities in 1997 and New York State in 2003. The stockholder, an electing small business trust, includes the "S Corporation" income or loss on its separate income tax returns. Accordingly, no federal income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status. The Company's "S" election also makes the recognition of a deferred tax provision unnecessary.

The Company recognizes and measures any unrecognized tax liabilities or benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax liabilities or benefits is adjusted when new information is available. Based on management's conclusion that all relevant tax positions are more likely than not to be upheld under examination no unrecognized tax liabilities or benefits are being recorded.

The Company files tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The U.S. federal income tax returns prior to 2011 are closed. U.S. state jurisdictions have statutes of limitation that generally range from three to five years.

Provision for local income taxes is calculated on reported financial statement pretax income based on current tax law. The income tax provision consists of the following:

	Current	Deferred	Total
State and local	$2,500	$0	$2,500

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The rule also states that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015 the Company's net capital was $136,160 which was $114,246 in excess of its required net capital of $21,914. The Company's aggregate indebtedness to net capital ratio was 2.41 to 1.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2015:

Automobiles	$100,143
Furniture and fixtures	41,621
Computers	160,793
	302,557
Less accumulated depreciation and amortization	(235,668)
	$66,889

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The company is liable for lease agreements on office space and an automobile. The office leases expire in September of 2019 and the automobile lease expires in December 2018. The Company also rents storage space on a month to month basis. Rental expense for the year ended December 31, 2015 was $108,819. Remaining commitments under the operating leases are as follows:

Year Ending December 31st:	Amount
2016	73,218
2017	74,843
2018	76,532
2019	52,777
	$277,370

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company is involved in a customer dispute incidental to its securities business. As of the report date the case is ongoing and not settled.

Management of the Company, after consultation with outside legal counsel, believes that it is premature to determine whether the resolution of the dispute will result in any material adverse effect on the Company's financial position.

The Company did not settle any legal claims in 2015 and has no pending open legal claims as of the balance sheet date.

The Company currently has no open FINRA or SEC examinations.

NOTE 8 - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

Amounts receivable from and payable to the clearing broker at December 31, 2015 consist of the following:

	Receivable	Payable
Deposit at clearing broker	$100,000	$0
Receivable from clearing broker	367,893	
Payable to clearing broker		0
	$467,893	$0

NOTE 9 - OFF BALANCE SHEET RISK

Pursuant to a clearance agreement dated September 15, 2012, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 10 - GUARANTEES

FASB ASC 460 , *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying situation (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence of nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Any payments made under these indemnification agreements therefore are expensed as incurred.

The Company provides representations and warranties to counter parties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some of the counter parties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications are generally standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However the Company believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.